SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D<F1>

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         PORTAGE INDUSTRIES CORPORATION
                                (Name of Issuer)

                         COMMON STOCK -- $.01 PAR VALUE
                         (Title of Class of Securities)

                                    735755100
                                 (CUSIP Number)

                                Stephen A. Tsoris
                             McDermott, Will & Emery
             227 West Monroe Street, Chicago, IL 60606, 312-372-2000
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                January 26, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [   ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

[FN] Restatement of entire 13D for first electrnoic filing per Rule 13d-2(c).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

CUSIP No.  735755100
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Madison Allen Self
     SS No. ###-##-####
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /
     N/A
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     N/A
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         324,500 (See Item 4)
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                324,500 (See Item 4)
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER

_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     324,500
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.30
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN
_________________________________________________________________


ITEM 1.  SECURITY AND ISSUER

          The title of the class of equity securities to which this statement relates is common stock, $0.01 par value (the "Shares"), and the name and address of the principal executive offices of the issuer of such shares is Portage Industries Corporation (the "Company"), 1325 Adams Street, Portage, Wisconsin 53901.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) The person filing this statement is Madison Allen Self ("M.A. Self" or "Self").

          (b) Mr. Self's business address is 1440 Huntington Drive, Calumet City, IL 60409.

          (c)  The present principal occupations of the reporting persons are:

          Mr. Self is Chairman of Tioga International, Inc., a company formed to engage in the coatings and polymers products industry.
     Three subsidiaries of Tioga International, RuVan, Inc., Pro Form, Inc. and Tioga Coatings, engage in the sealant, plastic extrusion and coatings business. Mr. Self owns a majority of the stock of Tioga International, Inc. The address of Tioga International is: 1440 Huntington Drive, Calumet City, IL 60409. Mr. Self is also a director and Chairman of RuVan, Inc. The address of RuVan, Inc. is: 1175 Diamond Avenue, Evansville, IN 47711.

          Mr. Self is also a President of Allen Financial, Inc., a company wholly-owned by Mr. Self engaged in the business of investing and managing the assets of the Self family. The address of Allen Financial, Inc. is: 2770 North Indiana River Blvd., Vero Beach, FL 32960.

          Mr. Self also manages personal and family investments.

          (d) Mr. Self has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

          (e) During the last five years, Mr. Self has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which proceeding he was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Self is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          N/A Mr. Self has granted an option to purchase his shares and no expenditure of funds on his part is required. See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

          On January 26, 1996, Mr. Self executed a Shareholder Option Agreement granting Spartech Corporation ("Optionee") an option to purchase all 324,500 of his shares at $6.60 per share (or such higher price as may be offered pursuant to the proposed acquisition transaction described herein). Mr. Self granted the option to Optionee to induce Optionee to proceed with its proposed acquisition by merger of all of the Company's outstanding shares. The option expires if notice of a binding intent to exercise is not given within 120 days, or earlier if Optionee notifies the Company that it does not intend to proceed with the acquisition. Mr. Self also agreed to deliver to Optionee, upon its exercise of the Option, an executed irrevocable proxy permitting Optionee to vote his Shares if Optionee so requests. While the option is outstanding, Mr. Self has agreed not to: (i) transfer or enter into any arrangements with respect to the transfer of his shares; (ii) grant any proxies with respect to his shares; or (iii) solicit any party to purchase the shares or the Issuer. Except to the extent set forth herein, Mr. Self does not have any agreement with any party to act as a group with respect to his Shares. For additional information concerning the specific terms of the Shareholder Option Agreement, reference is hereby made to such Agreement, attached as an Exhibit hereto.


          Mr. Self purchased the Shares for purposes of investment because he regards the Shares as an attractive investment at the prices prevailing at the time.

          Mr. Self is analyzing the Company and its business but has no present plans or proposals, other than the option described above, which relate to or would result in any of the other actions or matters referred to in the text of
Item 4 of Schedule 13D. Mr. Self, however, retains the right to take all such actions as may be deemed appropriate to protect his investment in the Company. In the event that the option is not exercised, subject to a continuing review of the business prospects of the Company and depending on market conditions, economic conditions and other relevant factors, Mr. Self may seek representation on the Company's board of directors, determine to increase, decrease or entirely dispose of his holdings of the Company, purchase by private purchase, in the open market, by tender offer or otherwise additional equity securities of the Company for investment, or acquire or seek to acquire control of the Company by merger, exchange of securities, asset acquisition, tender offer or in privately negotiated transactions on such terms and at such times as he may consider desirable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) As of October 1, 1995, the Company has issued and outstanding 2,269,100 Shares (according to the Company's Form 10-Q Report). All percentages contained in this Schedule are based on that number of issued and outstanding Shares.

          (b) Except as described in Item 4, Mr. Self had sole power to vote and dispose of all outstanding Shares beneficially owned by him.

          (c) The only transactions effected by Mr. Self during the last sixty days are as described in Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          See Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          (3)  Shareholder Option Agreement



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  February 2, 1996


                                                   /s/ Madison Allen Self

                                                   Madison Allen Self